UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

JANUARY 17, 2007	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1. “Quarterly Report – For Fiscal Quarter Ended September 30, 2006: End Quarter –1 of Fiscal Year-2007” dated January 12, 2007.  Includes un-audited quarterly interim financial statements for the first quarter ending September 30, 2006 of the Company’s 2007 fiscal year.  Also includes management discussion and analysis of registrant’s affairs, material events disclosure.  The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 17 January 2007
(Registrant)

By:       "James D. Eger"

_____________________________

James D. Eger, Director & Secretary

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CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 September 2006

Expressed in U.S. dollars

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - Prepared by Management

	30 September	30 June
ASSETS	2006	2006
Current
Cash	$1,972,702	$2,395,727
Goods and service tax recoverable	3,676	3,951
Prepaid expenses and deposits	53,934	47,058
	2,030,312	2,446,736
Investment in Bengara	1	-
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	56,258	70,278
	$2,086,572	$2,517,015

LIABILITIES
Current
Accounts payable and accrued liabilities	$33,070	$159,814
	33,070	159,814

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 5)	10,063,516	10,063,516
Contributed Surplus - Statement 2	3,229,864	2,998,183
Deficit - Statement 2	(11,239,878)	(10,704,498)
	2,053,502	2,357,201
	$2,086,572	$2,517,015

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"James D. Eger"
, Director

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Shareholders’ Equity (Deficiency)
U.S. Funds
Unaudited - Prepared by Management

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2001	24,119,393	$18,370,981	$116,550	$(5,313,655)	$13,173,876
Balance - 31 July 2005	56,427,936	$23,434,025	$2,742,810	$(26,178,734)	$(1,899)
Issuance of shares for:
Exercise of warrants	200,000	45,648	(15,648)	-	30,000
Exercise of options	480,000	134,962	(62,962)	-	72,000
Financing fees - warrants	-	-	155,419	-	155,419
Stock-based compensation	-	-	178,564	-	178,564
Reduction in capital (Note 1)	-	(13,551,119)	-	13,551,119	-
Income for the period - Statement 3	-	-	-	1,923,117	1,923,117
Balance - 30 June 2006	57,107,936	10,063,516	2,998,183	(10,704,498)	2,357,201
Financing fees – warrants	-	-	112,723	-	112,723
Stock-based compensation	-	-	118,958	-	118,958
Income for the period - Statement 3	-	-	-	(535,380)	(535,380)
Balance - 30 September 2006	57,107,936	$10,063,516	$3,229,864	$(11,239,878)	$2,053,502

Continental Energy Corporation		Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - Prepared by Management

	For the Three Months Ended
	30 September	31 October
	2006	2005
Expenses
Amortization	$8,382	$10,989
Consulting	23,754	2,105
Filing fees	2,115	523
Financing fees - warrants	112,723	-
Foreign exchange loss	3,943	5,892
Interest and bank charges	1,227	631
Investor relations	10,928	-
Management fees	91,571	72,749
Office expenses	88,700	9,962
Professional fees	61,257	11,901
Rent, office maintenance and utilities	64,210	11,062
Shareholder communication	990	1,115
Stock-based compensation	118,958	-
Telephone	9,497	5,022
Travel	118,941	12,039

Loss Before the Undernoted	(717,196)	(143,990)

Other Income (Expenses)
Gain on disposal of Yapen (Note 4av)	-	3,599,999
Gain on sale of Bengara shares	60,324	-
Gain on settlement of debt	91,163	6,855
Interest income	25,626	-
Recovery (write-down) of resource property costs	4,703	(11,729)

Income (Loss) for the Period	$(535,380)	$3,451,135

Income (Loss) per Share - Basic	$(0.01)	$0.06
Income (Loss) per Share - Diluted	$(0.01)	$0.05

Weighted Average Number of Shares Outstanding	57,107,936	56,427,936

Continental Energy Corporation		Statement 4
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flows
U.S. Funds
Unaudited - Prepared by Management

	For the Three Months Ended
	30 September	31 October
Cash Resources Provided By (Used In)	2006	2005
Operating Activities
Income (loss) for the period	$(535,380)	$3,451,135
Item not affecting cash
Amortization	8,382	10,989
Financing fees - warrants	112,723	-
Gain on disposal of Yapen	-	(3,599,999)
Gain on sale of Bengara shares	(60,324)	-
Gain on settlement of debt	(91,163)	(6,855)
Stock-based compensation	118,958	-
(Recovery) write-down of resource property costs	(4,703)	11,729
Changes in current assets and liabilities
Goods and service tax recoverable	275	(32)
Accounts receivable	-	1,000
Prepaid expenses and deposits	(50,373)	11,823
Accounts payable and accrued liabilities	(17,808)	48,300

	(519,413)	(71,910)

Investing Activities
Deconsolidation of Bengara	75,520	-
Resource property costs	(141,798)	(41,729)
Property costs reimbursed by joint venturers	146,500	30,000
Proceeds from disposition of Yapen, net	-	3,600,000
Proceeds from sale of bengara shares, net	21,000	-
Purchase of equipment, net of recovery	(4,834)	-

	96,388	3,588,271

Financing Activities
Capital lease obligation	-	(5,388)

	-	(5,388)

Net Increase (Decrease) Cash	(423,025)	3,510,973

Cash position - Beginning of period	2,395,727	98,898

Cash Position - End of period	$1,972,702	$3,609,871

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

1.

Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation.  Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and meet its liabilities as they become payable.

2.

Significant Accounting Policies

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2006.  All amounts in these financial statements are expressed in United States dollars.

b)

Consolidation

These interim consolidated financial statements include the accounts of the Company and its one subsidiary and one joint venture company as follows:

•

TXX Energy Corporation (“TXX”), incorporated in the state of Texas – 100% owned (Inactive)

•

CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware which has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These interim consolidated financial statements also include the accounts of three former subsidiaries as follows:

•

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 29 September 2006 at which time 70% of the Company’s interest was sold.  The Company’s remaining 18% is now accounted for on an equity basis

•

Continental-GeoPetro (Yapen) Ltd. (“Yapen”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold

•

GAT Bangkudulis Petroleum Company Ltd. (“GATB”), incorporated in the British Virgin Islands (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold

All intercompany transactions are eliminated upon consolidation.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, other receivables, accounts receivable and accounts payable.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.  The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.

Resource Property Costs

Details of oil and gas properties are as follows:

	30 June 2006 Balance	Exploration & Development (Recovery)	Costs Reimbursed by Joint Venturers	Recovery (Impairment)	Deconsolidation	30 September 2006 Balance
Bengara surrounding area	$-	$49,142	$-	$(49,141)	$-	$1
Bengara-II PSC	1	92,656	(146,500)	53,844	(1)	-
	$1	$141,798	$(146,500)	$4,703	$(1)	$1

	31 July 2005 Balance	Exploration & Development (Recovery)	Costs Reimbursed by Joint Venturers	Recovery (Impairment)	Deconsolidation	30 June 2006 Balance
Bengara	$1	$343,914	$(352,104)	$8,190	$-	$1
Yapen	1	(1)	-	-	-	-
	$2	$343,913	$(352,104)	$8,190	$-	$1

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of operations are the results of operations of both subsidiaries from the date of acquisition to 29 September 2006 for Bengara (Note 4avi) and up to 26 October 2005 for Yapen (Note 4av).

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $6,300,000 has been spent as of 29 September 2006.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being generated within the contract area. The Company considers the Bengara-II PSC contract area to be a promising oil, gas and condensate exploration area but to date has not identified any resource. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the carrying value of the Bengara-II PSC property to $1 in the fiscal year ended 31 July 2003.  The Company continues to evaluate expenditures for impairment and writes off impaired costs in the period when such determinations are made.

On 29 September 2006, the Company entered into a farm-out agreement that reduced its interest in Bengara to 18% (Note 4avi).

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS, which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  During the 2005 fiscal year, the Company sold its interest in the Yapen subsidiary (Note 4av).

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Yapen – Continued

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1 in the fiscal year ended 31 July 2003.

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties are retained.

Bengara and Yapen Farm-Outs

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Out

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

As part of the closing documents signed 28 September 2006 with CNPC-HK (Note 4avi) the GeoPetro FOA and GeoPetro JOA pertaining to Bengara-II were terminated.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC.  Medco subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

The agreement was terminated during the 2004 fiscal year due to China Wisdom’s default and failure to fulfill its drilling obligations under the farm-out agreement.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

During the 2006 fiscal year, Geopetro reimbursed the Company in the amount of $100,000 for prior costs incurred by the Company in respect of the China Wisdom farm-out.  This has been recorded as terminated farm out proceeds in the statement of operations.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

This transaction resulted in a gain of $3,506,833 net of associated costs, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of Yapen	$3,506,833

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

vi)

CNPC (Hong Kong) Limited (“CNPC-HK”) Bengara Sale

During the current period, the Company sold 70% of its 60% interest in Bengara and its Bengara-II PSC to CNPC-HK, an unrelated buyer, for $21,000 cash on September 29, 2006. The Company retained an 18% shareholding of Bengara.

To earn its 70% stake in Bengara, CNPC-HK paid an Earning Obligation in cash in the amount of $18,700,000 into Bengara to be used exclusively to pay for work in the Bengara area, including the drilling of four exploratory wells and including the Company's 18% share of such costs.  CNPC-HK will also pay 100% of the exploration and development work, including the Company's 18% share of such costs, until the earlier of 1) an additional amount of $41,300,000 over and above the Earning Obligation funds has been expended or 2) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold.  In addition, CNPC-HK will pay a cash bonus in the amount of $3,000,000 to the Company contingent upon the first commercial oil and gas discovery within the Bengara area.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

The Company recognized its portion of the proceeds, being $21,000, as income.  The net effect of this transaction was a gain of $60,324 based on the net book values recorded in Bengara as at 29 September 2006.

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of majority interest to CNPC-HK.  Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share.

b)

GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

Prior to fiscal year end 31 July 2005, Pertamina gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income.  The net effect of this transaction was a gain of $4,059,868, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$31,823
Current Liabilities	(682,979)
Contingent and Conditional Liabilities	(3,407,712)
Negative net book value of GATB	4,058,868
Proceeds on disposition	1,000
Gain on disposition of GATB	$4,059,868

The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB.  Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a gain on disposition.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

5.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	30 September 2006 Net Book Value
Computer equipment and software	$105,310	$49,052	$56,258
	$105,310	$49,052	$56,258

	Costs	Accumulated Amortization	30 June 2006 Net Book Value
Automobiles	$66,510	$66,510	$-
Computer equipment	117,904	57,618	60,286
Field survey equipment	104,883	95,527	9,356
Furniture	6,788	6,152	636
	$296,085	$225,807	$70,278

6.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 30 September 2006, there are no preferred shares issued or outstanding.

b)

Private Placements

On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until 6 December 2006.

On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

On 18 April, 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until April 2007.  The Company paid a finders fee to an arms length party who arranged the placement a total of $50,000 in cash and 166,667 Units, with a value of $25,000.  Each Unit consists of one common share and one share purchase warrant.  Each warrant can purchase one additional common share for $0.50 until April 2007.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

6.

Share Capital – Continued

c)

Shares for Debt

During the 2005 fiscal year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

d)

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.   Options granted must be exercised within a period as determined by the Company's board of directors.   Options vest on the grant date unless otherwise determined by the Company's board of directors.   The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

New Stock Option Grants

During the period, a total of 800,000 stock options were granted. A total of 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009.  A total of 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007.  The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations.

Prior Year Stock Option Grants

On 23 June 2006 a total of 200,000 new stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants.  The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations.

On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant.  The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations.

During the 2005 fiscal year, the Company granted a total of 5,150,000 stock options to directors, officers, consultants and employees.  50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share.  The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share.  The Company calculated the fair value of these options to be $497,775 on the grant date which was charged to operations.

New Stock Option Amendments

During the period, a total of 600,000 stock options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from 30 July 2006 until 30 June 2007.

The Company calculated the incremental increase in the combined fair value of these amended options to be $18,637, which was charged to operations.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

6.

Share Capital – Continued

d)

Stock Options – Continued

Prior Year Stock Option Amendments

During the 2006 fiscal year, the Company amended the terms of certain outstanding stock options:

On 22 June 2006 the Company extended the term of 500,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

On 22 June 2006 the Company extended the term of 710,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options of $0.15.

On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006.  Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

The Company calculated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

During the 2005 fiscal year, the Company amended the terms of certain outstanding stock options:

For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.  The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

The Company estimated the combined fair value of these amended options to be $305,706 which was charged to operations.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

6.

Share Capital – Continued

d)

Stock Options – Continued

Total outstanding and exercisable

A total of 1,212,426 stock options expired on 30 July 2006.

Details of outstanding share purchase options are as follows:

	Number of options	Weighted average exercise price per share
Options outstanding, 30 June, 2006	8,302,426	$0.15
Options granted	800,000	0.15
Options exercised	-	0.15
Options cancelled	(1,212,426)	0.15
Options outstanding, 30 September, 2006	7,890,000	$0.15

As at 30 September, 2006, the following share purchase options were outstanding:

Options	Number of shares	Price per Share	Expiry date
	100,000	$0.15	30 December 2006
	150,000	$0.17	30 December 2006
	2,960,000	$0.15	30 April 2007
	200,000	$0.15	29 June 2007
	600,000	$0.15	30 June 2007
	300,000	$0.40	30 June 2007
	1,080,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
	500,000	$0.40	30 June 2009
Total outstanding and exercisable	7,890,000

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

6.

Share Capital – Continued

e)

Warrants

New Warrant Amendments

A total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 6 April 2007 to 30 June 2008.

The Company estimated the combined fair value of these amended warrants to be $112,723 which was charged to operations.

Prior Year Warrant Amendments

During the 2006 fiscal year, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price.  A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007.

The Company estimated the combined fair value of these amended warrants to be $155,419 which was charged to operations.

During the 2005 fiscal year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15.  The Company also extended the term of 820,000 outstanding share purchase warrants from 19 July 2005 and 19 July 2006 with no change to the exercise price of $0.15.

The Company estimated the combined fair value of these amended warrants to be $161,903 which was charged to operations.

Total outstanding and exercisable

A total of 450,000 and 370,000 share purchase warrants expired on 14 July 2006 and 19 July 2006 respectively.

Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	990,000	$0.15	30 December 2006
	66,667	$0.50	6 April 2007
	2,100,000	$0.50	29 April 2007
	1,566,667	$0.15	29 June 2007
	1,825,000	$0.15	30 June 2008
	6,548,334

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

6.

Share Capital – Continued

f)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 September 2006	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 99%	95% - 140%	2.90% - 3.15%
Risk-free interest rate	4.02% - 4.19%	2.90% - 4.44%	1.04 – 2.08
Expected life of options (years)	0.79 – 2.79	1.02 – 3.42	1.04 – 2.08

The fair value of each warrant amendment is estimated on the date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 September 2006	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	96%	95%	117% - 127%
Risk-free interest rate	4.02%	4.41%	3.03% - 3.15%
Expected life of warrants (years)	1.79	1.00 – 2.00	1.00 – 1.75

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a)

During the period, management, director, or officer fees in the amount of $67,500 (2005 - $67,500) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $28,125 has been recorded in resource property costs.

b)

During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which is owing from a company controlled by the estate for a deceased director.  Management intends to pursue the full amount of the receivable until payment or settlement is reached.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

8.

Income Taxes

As at 30 June 2006, the Company has approximately CDN $2,810,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
2000	2007	$860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	444,000
2005	2015	352,000
		$2,810,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The significant components of the Company’s Canadian future tax assets are as follows:

	30 June 2006	31 July 2005

Non-capital loss carry-forwards	$893,923	$999,498
Resource property exploration expenditures	616,521	564,402
Property, plant and equipment	212,777	182,226
	1,723,222	1,746,127
	(1,723,222)	(1,746,127)
	$-	$-

In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.  The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 September 2006
U.S. Funds

Unaudited - Prepared by Management

9.

Segmented Information

	North America	Indonesia	Consolidated
30 September 2006
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(254,310)	$(281,070)	$(535,380)
Identifiable assets	$1,978,734	$107,838	$2,086,572
30 June 2006
Segmented revenue	$-	$-	$-
Segmented income (loss) (i)	$2,426,457	$(503,340)	$1,923,117
Identifiable assets	$2,387,240	$129,775	$2,517,015

i)

The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company’s Yapen subsidiary during the 2006 fiscal year (Note 4av) as well as terminated farm-out proceeds of $100,000.

10.

Commitments and Contractual Obligations

By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

11.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

12.

Subsequent Events

Subsequent to 30 September 2006:

a)

900,000 Stock Options were exercised, generating proceeds to the Company of $135,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the First Quarter Ended September 30, 2006

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 3,649 square kilometers (900,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is June 30th (Formerly July 31, 2006 see "Change of Fiscal Year End" below).  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of December 27, 2006.

Forward-Looking Information

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Highlights of the Quarter

The “Past Quarter” ended September 30, 2006 marks the end of the First quarter and first three months of the Company’s annual fiscal year ending June 30, 2007 (Former FYE July 31 see "Change of Fiscal Year End" below). Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Shares Issues

No new common shares were issued during Past Quarter.

Warrants Activity

A total of 2,000,000 share purchase warrants were amended from the original exercise price of US$ 0.50 per share to a new price of $0.40 per share and the expiry date amended from April 6, 2007 to June 30, 2008.  A total of 450,000 and 370,000 stock warrants expired on July 14, 2006 and July 19, 2006 respectively.

Options Activity

A total of 800,000 new incentive common share stock purchase options were granted. Of these a total of 500,000 were granted to a consultant having an exercise price of US$0.40 per share and expiring on June 30, 2009. A total of 300,000 were granted to a consultant having an exercise price of US$0.40 per share and expiring on June 30, 2007.

A total of 600,000 incentive common share stock purchase options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from July 30, 2006 until June 30, 2007.

A total of 1,212,426 incentive common share stock purchase options expired in accordance with the terms of the agreements under which they were granted on July 30, 2006.

Change of Fiscal Year End

At the Company's 2006 Annual General Meeting the shareholders approved a change in the date of the Company's fiscal year end from July 31 to June 30. Therefore the date of June 30, 2007 marks the new ending date of the Company's 2007 fiscal year and this Quarter's report is the first quarterly report filed with the new fiscal year end.

New Auditor

The Company engaged Dale Matheson Carr-Hilton Labonte LLP of Vancouver, BC, as the Company's auditors.

Sale of Bengara-II Interest

At the end of September the Company signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPC as per the Company's July 11, 2006 press release. Continental will retain an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") and its 3,649 square kilometer Bengara-II Production Sharing Contract ("PSC") in East Kalimantan, Indonesia.  CNPCHK (Indonesia) Limited, ("CNPC") is a wholly owned subsidiary of CNPC (Hong Kong) Limited who is party to the agreements as guarantor.

To earn its 70% stake in CGB2, CNPC paid an Earning Obligation in cash in the amount of US$ 18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

CNPC shall also provide development loans to CGB2 and carry all of Continental's share of  Bengara-II development costs on any oil or gas discoveries made in the amount of US$ 41,300,0000 over and above the Earning Obligation.

CNPC will also pay directly to Continental a cash bonus in the amount of US$ 3,000,000 contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area.

The Company's President & CEO, Mr. Richard L. McAdoo, has resigned as CEO of CGB2 but shall remain as a director of CGB2 and as its Chief Exploration Officer or CXO.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended September 30, 2006 but prior to publication of this report are summarized below:

Warrants Activity

Subsequent to the end of the Past Quarter and up to the date of this report, no new share purchase warrants were exercised, amended or issued.

Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, a total of 900,000 incentive common share stock purchase options were exercised by holders in accordance with the terms of the agreements under which they were granted and the company realized proceeds of $135,000.

Shares Issues

Subsequent to the end of the Past Quarter and up to the date of this report, a total of 900,000 new shares were issued pursuant to options exercises.

New Finder West Coast

The Company engaged American West Pacific Int’l Invest Corp ("AWP") of San Francisco to provide successful efforts private placement sourcing at its own risk and expense. The Company shall pay a "Finder's Fee" equal to fifteen percent (15%) of the actual cash proceeds received by the Company from the private placement subscription funds; half the said Finder's Fee (7.5%) in the form of cash and half (7.5%) in the form of Units valued at the subscription price. Additionally, in the event the Placee exercises any warrants obtained as part of the Units then the Company shall pay AWP a cash fee equivalent to ten percent (10%) of the actual cash proceeds received by the Company from the warrants exercise.

New Finder East Coast

The Company engaged Sichenzia Ross Friedman Ference LLP of New York City to source private placements and prepare related SEC filings and registration statements for the Company. The Company paid a US$ 2,500 retainer and, subject to the finder's successful efforts, the Company shall pay a flat fee of $ 27,500 upon the close of a financing plus an additional $ 10,000 on filing of a SB2 registration statement and a further $ 10,000 thirty days thereafter.

Public Relations

The Company entered into an investor relations contract with The Money Channel, for a series of weekly radio interviews to promote the Company to air from mid-November 2006 through mid-February 2007 at a flat fee of $25,000

Bengara-II Drilling Funded

CNPC paid in October 2006 its Earning Obligation under its deal to buy a 70% stake in CGB2 in cash in the amount of US$ 18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

New Jakarta Office Opened

The Company's 18% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary closed its Fatmawati office in Jakarta and opened a new office from November 30, 2006 at:

CONTINENTAL-GEOPETRO (BENGARA-II) LTD.

8th Floor Plaza Mutiara

Jl. Lingkar Mega Kuningan Kav. E I-2

Jakarta, 12950, Indonesia

Phone +6221-5785-2419

Fax +6221-5785-2420.

Bengara-II First Drilling Tendered

The Company's 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide turn-key, integrated drilling services to drill the first  of four planned wildcat exploration wells on the Bengara-II PSC, onshore East Kalimantan. CGB2. Bid submission closes on the 18th of December and CGB2 expects to award the drilling contract shortly thereafter. The first well of the 2006-07 drilling program shall be the Seberaba-1 exploration well which shall be drilled to a total depth of 4,200 meters (13,780 feet). The Seberaba-1 is located to test 4 different oil-prospective stratigraphic levels on a large fault closed structure evident on seismic.

Shareholding

As of the date of this report the Company had 58,007,936 common shares issued and outstanding.

As of the date of this report the Company had 6,990,000 unexercised stock options issued and outstanding.

As of the date of this report the Company had 6,548,334 unexercised warrants issued and outstanding.

As of the date of this report the Company had Nil preferred shares issued and outstanding.

Results of Operations

Financial Results for the First quarter Ended September 30, 2006

The Past Quarter ended September 30, 2006 marks the end of the First quarter and the three months of the Company’s annual fiscal year ending June 30, 2007 (Formerly the Company's fiscal year ended July 31, 2006 see "Change of Fiscal Year End" above).  The first quarter of fiscal 2007 will be compared with the first quarter of the 2006 fiscal year being the three months ended October 31, 2005.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
1st Quarter 2007	Nil	(535,380)	(0.01)	(0.01)
4th Quarter 2006 *	Nil	(527,163)	(0.01)	(0.01)
3rd Quarter 2006	Nil	(344,393)	(0.01)	(0.01)
2nd Quarter 2006	Nil	(656,462)	(0.01)	(0.01)
1st Quarter 2006	Nil	3,451,135	0.06	0.05
4th Quarter 2005	Nil	3,609,268	0.07	0.05
3rd Quarter 2005	Nil	(977,858)	(0.02)	(0.02)
2nd Quarter 2005	Nil	(216,665)	(0.01)	(0.01)

* The 4th Quarter 2006 only consists of 2 months due to the change in year-end (see "Change of Fiscal Year End" above).

▪

Current Working Capital Situation

As at September 30, 2006, the Company's interim consolidated financial statements reflect a working capital position of $1,997,242. This represents a decrease in the working capital of approximately $289,680 compared to the June 30, 2006 working capital of $2,286,922.  The cash balance at September 30, 2006 was $1,972,702 compared to $2,395,727 as at June 30, 2006, a decrease of $423,025.

The Company used $519,413 for operating activities during the three months ended September 30, 2006 compared with $71,910 in the three months ended October 31, 2005.

The cash resources provided by investing activities during the three months ended September 30, 2006 was $96,388 compared with $3,588,271 in the three months ended October 31, 2005.  The Company’s property expenditures have continued at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  In the current period, the Company recognized $21,000 as proceeds from the sale of 70% of its interest in the Bengara subsidiary.  The sale of the majority interest in Bengara leaves the Company with an 18% interest in Bengara.  The Company will no longer consolidate its interest and therefore the Company recognized a $75,520 adjustment on deconsolidation.  The prior year amount includes the proceeds from the Yapen sale in the amount of $3,600,000.

The cash resources provided by financing activities during the three months ended September 30, 2006 was $Nil compared with $5,388 used in the three months ended October 31, 2005.  There were Nil shares issued during the current or prior periods.

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimise its dependence on equity capital, including the securing of joint venture partners where appropriate.

▪

Investments

During the three months ended September 30, 2006, the Company invested $141,798 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro.  The Company also invested $4,834 in equipment purchases mainly relating to computer and computer software.

▪

Finance

During the three months ended September 30, 2006, there were Nil Stock Options and Nil Warrants exercised.

On September 30, 2006, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 7,890,000 shares at prices ranging from $0.15 to $0.40 and expiring at varying dates between December 30, 2006 and June 30, 2009.

On September 30, 2006, the Company had warrants outstanding to purchase an aggregate of 6,548,334 shares at prices ranging from $0.15 to $0.50 and expiring at varying dates between December 30, 2006 and June 30, 2008.

▪

Expenses

Overall, the Company had a loss from operations during the three months ended September 30, 2006 of $535,380 compared to income of $3,451,135 in the three months ended October 31, 2005.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition during the prior period.  In the current period, the Company sold 70% of its interest in its Bengara subsidiary and recorded a gain of $60,324.  The Company had a loss per share of $0.01 in the first quarter of 2007 compared to income per share of $0.06 in the first quarter of 2006.  The fully diluted loss per share is $0.01 in 2007 compared to income of $0.05 in 2006.

During the three months ended September 30, 2006, the Company elected to remove certain accounts payable in the amount of $91,163 off its books due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $91,163.  During the current period the Company generated $25,626 in interest income due to the large cash balance on hand.  There was no interest in the comparative period.

General and administrative expenses increased by $573,206 from $143,990 to $717,196 for the three months ended September 30, 2006 and three months ended October 31, 2005 respectively.  The prior year costs were very low due to the fact that the Company was short of funds.  After the Yapen sale the Company activity has picked up and therefore the costs have general and administrative costs have gone up.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $118,958 for the three months ended September 30, 2006 compared to $Nil in the three months ended October 31, 2005.  During the period, the Company amended the terms of certain share purchase warrants outstanding.  The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007 compared to $Nil for 2006.  Management fees increased by $18,822 from $72,749 to $91,571.  The increase is due to utilizing additional management staff in the Company’s Indonesian operations over the prior year and severance payments made to Bengara staff upon disposition of the Company’s Bengara subsidiary.  The company utilized more consultants in the period and therefore spent $23,754 which is an increase of $21,649 over the prior period.  Rent increased by $53,148 from $11,062 to $64,210.  The increase relates to higher premises costs in Dallas and Jakarta as well as early termination penalties for the premises in Jakarta due to the disposition of Bengara.  Travel increased by $106,902 from $12,039 to $118,941.  The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world.  Office expenses increased by $78,738 from $9,962 to $88,700. The increase in office expenses is due to the increased activity of the Company and work done prior to selling the Bengara subsidiary.  Professional fees increased by $49,356 from $11,901 to $61,257.  Investor relations expense amounted to $10,928 in the current period while there was no similar expense in the prior period due to the lack of funds.  The current period consisted of higher legal costs for various due diligence work which did not exist in the prior period.  All other expense groups appear consistent with the comparative period and most decreased slightly.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the interim consolidated financial statements.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the three months ended September 30, 2006 and balances receivable as at September 30, 2006 are as follows:

•

During the period, management, director, or officer fees in the amount of $67,500 (2005 - $67,500) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $28,125 (2005 - $28,125) has been recorded in resource property costs.

•

During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which is owing from a company controlled by the estate for a deceased director.  Management intends to pursue the full amount of the receivable until payment or settlement is reached.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The interim consolidated financial statements for the quarter and first three months ended September 30, 2006 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the interim consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

The Company has issued a demand letter to Milner Downs Equestrian Centre Ltd. in respect of an amount of approximately $ 138,000 due the Company from the estate of deceased former director Gary R. Schell. The Company intends to pursue the claim until payment or settlement is reached.

Continuous Disclosure & Filings – Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings – USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2004. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109F2 Certification of Interim Filings

I Richard L. McAdoo, President and Chief Executive Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation, (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 12, 2007

(signed) ”Richard L. McAdoo”

Name:    Richard L. McAdoo

Title:      President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation, (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 12, 2007

(signed) ”James D. Eger”

Name:    James D. Eger

Title:      Chief Financial Officer